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                             September 11, 2020

       Zhixin Liu
       Chief Executive Officer
       DATASEA INC.
       20th Floor, Tower B, Guorui Plaza
       1 Ronghua South Road, Technological Development Zone
       Beijing, People   s Republic of China 100176

                                                        Re: DATASEA INC.
                                                            Form 8-K filed
September 9, 2020
                                                            File No. 001-38767

       Dear Mr. Liu:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed September 9, 2020

       Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review, page 1

   1. You disclose that your unaudited financial statements on Form 10-Q for the quarterly periods ended September
30, 2019, December 31, 2019, and March 31, 2020 should no
                                                        longer be relied upon.
Please tell us how you concluded that the error in accounting for capitalized software
did not materially impact your audited financial statements for the year ended June 30,
2019. In this regard, we note that you had capitalized software development costs as of
June 30, 2019.
 Zhixin Liu
FirstName
DATASEALastNameZhixin      Liu
            INC.
Comapany 11,
September  NameDATASEA
               2020         INC.
September
Page 2     11, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology